SIMPSON THACHER & BARTLETT LLP

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(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2485	E-MAIL ADDRESS SCHEONG@STBLAW.COM

January 25, 2021

Re:	Academy Sports and Outdoors, Inc.
Draft Registration Statement on Form S-1
Submitted on January 13, 2021
CIK No. 0001817358

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3561

Ladies and Gentlemen:

On behalf of Academy Sports and Outdoors, Inc., a Delaware corporation (the “Registrant”), we hereby transmit via EDGAR for filing with the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”), relating to the proposed secondary offering of the Registrant’s common stock by certain selling stockholders. The Registration Statement has been updated from the above-referenced draft Registration Statement primarily to include the information about the selling stockholders, the expected size of the proposed offering and related matters.

The filing fee in the amount of $33,364 was deposited by wire transfer of same-day funds to the Commission’s account at U.S. Bank in St. Louis, Missouri on January 22, 2021, as required by Rule 111 of the Securities Act of 1933, as amended.

Please do not hesitate to contact me at (212) 455-2485 with any questions you may have regarding this filing. Please send any correspondence to Rene G. Casares, Senior Vice President, General Counsel and Secretary of the Registrant (rene.casares@academy.com) and me (scheong@stblaw.com).

Very truly yours,

/s/ Sunny Cheong

Sunny Cheong